mk

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09040974

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-18884

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.B. HANAUER & CO. AND SUBSIDIARY

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Gatehall Drive
(No. and Street)

Parsippany	NJ	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Virginia Manna — (973) 829-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 29 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

I, Virginia Manna, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to J.B. Hanauer & Co. and Subsidiary (the "Company") as of and for the year ended March 31, 2009 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer's.

[signature] 5/28/09

Signature Date

Virginia Manna
Chief Financial Officer

Louise Carney 5/28/09
Notary Public
Morris County, NJ

LOUISE CARNEY
NOTARY PUBLIC NEW JERSEY
MY COMMISSION EXPIRES 6-20-13
NO. 2374924

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
J.B. Hanauer & Co. and Subsidiary
Parsippany, New Jersey

We have audited the accompanying consolidated statement of financial condition of J.B. Hanauer & Co. and Subsidiary (the "Company") as of March 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of J.B. Hanauer & Co. and Subsidiary at March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 27, 2009

J.B. HANAUER & CO. AND SUBSIDIARY
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

Consolidated Statement of Financial Condition
March 31, 2009

ASSETS	
Cash and cash equivalents	$ 10,599,586
Receivables from brokers	32,324,743
Securities owned, at fair value	5,406,297
Restricted investments, at fair value	5,999,396
Notes receivable	13,670,969
Deferred tax asset	6,700,000
Other assets	1,337,997
Furniture, equipment and leasehold improvements - at cost, net of accumulated depreciation and amortization of $722,233	2,766,382
	$ 78,805,370
LIABILITIES	
Securities sold but not yet purchased, at fair value	$ 68,900
Payable to affiliate	4,704,363
Deferred compensation liability	4,566,634
Other accrued expenses	17,012,542
Total liabilities	26,352,439
STOCKHOLDER'S EQUITY	
Capital stock – no par value, 100 shares authorized and outstanding	0
Additional paid-in-capital	21,717,463
Retained earnings	30,735,468
Total stockholder's equity	52,452,931
	$ 78,805,370

See notes to consolidated statement of financial condition

J.B. HANAUER & CO. AND SUBSIDIARY
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

Notes To Consolidated Statement of Financial Condition
March 31, 2009

NOTE A – OWNERSHIP AND NATURE OF BUSINESS

J.B. Hanauer & Co. and Subsidiary (the "Company") is a wholly-owned subsidiary of RBC Capital Markets Holdings (USA) Inc. (the "Parent"). The Parent is ultimately owned by the Royal Bank of Canada ("RBC"). The Company will continue to operate as a separate entity until its operations can be combined with those of an affiliate, RBC Capital Markets Corporation. At that time, the Company will no longer continue its operations. The combination is currently expected to occur prior to October 31, 2009.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the sale of securities to individual investors. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company introduces its customer transactions, on a fully disclosed basis, to First Clearing, LLC ("FCC") as its clearing broker.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation — The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, J.B. Hanauer Agency, Inc. Intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand and investments in a Treasury Bill and money market fund with original maturities of 90 days or less.

Securities Transactions — The Company records its profit on principal and agency transactions and the related commission income and expense on trade date.

Securities owned and securities sold, but not yet purchased, are recorded on a trade date basis and are stated at fair value. The Company marks securities to market and includes resulting unrealized gains and losses in revenue from dealer inventory profits.

Effective April 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value as the price that would be received on the sale of an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to measure the fair value of its assets and liabilities.

SFAS No. 157 specifies a three-level hierarchy for disclosure of fair value measurements of assets and liabilities:

- **Level 1** – inputs to the valuation technique are quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to assess at the measurement date.
- **Level 2** – inputs are: quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in valuation models that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- **Level 3** – one or more significant inputs used in a valuation technique are unobservable for the instruments.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The Company determines fair values by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument.

Income Taxes – The Company is included in the consolidated income tax returns filed by its Parent. The Company also files various separate state tax returns. The Company's provision for federal income taxes is recorded on the basis of filing a separate income tax return. Federal income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities as of the date of the financial statements, using the tax rate expected to exist when the temporary difference reverses.

Fixed Assets — Depreciation for equipment and furniture (which includes software) is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation for equipment and furniture and amortization for leasehold improvements commences on the date placed into service.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities (including valuation of certain securities owned and securities sold, but not yet purchased, the outcome of litigation and valuation allowance of certain deferred tax assets) and the disclosure of contingent assets and liabilities at the date of the financial statements during the year then ended. Actual results could differ from those estimates.

Recent Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No.157, *Fair Value Measurements* ("SFAS No.157"). SFAS No.157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No.157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy, as defined. The Company adopted SFAS 157 on April 1, 2008. The adoption of SFAS 157 and subsequent FASB Staff Positions FSP No 157-3, did not have a material impact on the Company's financial statement. Disclosures required as a result of the adoption of SFAS No. 157 are included in Note C.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value. SFAS No. 159 seeks to improve the overall quality of financial reporting by providing companies the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without requiring the application of complex hedge accounting provisions. The Company adopted SFAS No. 159 on April 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Company's consolidated financial statements as the Company did not elect to apply the fair value method of accounting to any of its assets or liabilities.

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the financial instruments measured at fair value on a recurring basis as of March 31, 2009, categorized by valuation hierarchy set out in SFAS No. 157:

	FAIR VALUE MEASUREMENTS USING			
	LEVEL 1	LEVEL 2	LEVEL 3	ASSETS/LIABILITIES AT FAIR VALUE
FINANCIAL ASSETS				
Cash equivalents	**$10,524,856**			**$10,524,856**
Securities owned		**$ 5,406,297**		**5,406,297**
Restricted Investments	**5,999,396**			**5,999,396**
	$16,524,252	**$ 5,406,297**		**$21,930,549**
FINANCIAL LIABILITIES				
Securities sold but not yet purchased		**$ 68,900**		**$ 68,900**

Level 1 financial instruments include highly liquid instruments with quoted prices such as U.S. treasury bonds and money market securities. Restricted investments include investments in mutual funds listed in active markets. Level 2 investments principally include certain municipal bonds.

NOTE D - NOTES RECEIVABLE

Notes receivable primarily consist of notes issued in connection with the employment of financial advisors. Of the total outstanding, $12,727,812 represent forgivable promissory notes which have terms of four to six years, bear interest at rates of 1.63% to 4.53% and are payable monthly. In addition, $943,157 represent promissory notes also issued to certain financial advisors pursuant to their employment arrangements which bear interest at rates from 2.84% to 4.53% per annum which have terms of four to six years and are payable quarterly. For all of the notes issued, the payments are forgiven if the employee remains employed with the Company at the time the payment becomes due.

The aggregate principal repayments are due as follows:

Year Ending March 31,	
2010	$ 5,680,046
2011	5,161,288
2012	1,568,498
2013	438,177
2014	436,976
Thereafter	385,984
	$ 13,670,969

J.B. HANAUER & CO. AND SUBSIDIARY
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

Notes To Consolidated Statement of Financial Condition
March 31, 2009

NOTE E – FIXED ASSETS

The Company's fixed assets at March 31, 2009 consisted of the following:

Furniture and equipment	$ 646,580
Computer equipment and software	343,021
Leasehold Improvements	2,422,590
Work in progress	76,424
	3,488,615
Accumulated depreciation and amortization	(722,233)
Net fixed assets	$ 2,766,382

Depreciation and amortization for work in progress begins when the assets are placed in service.

NOTE F - COMMITMENTS AND CONTINGENCIES

[1] The Company has noncancellable leases for office space and various equipment expiring periodically through 2019. The minimum aggregate rentals are as follows:

Year Ending March 31,	
2010	$ 2,694,289
2011	2,553,895
2012	2,336,549
2013	2,356,898
2014	2,276,024
Thereafter	7,547,120
	$ 19,764,775

Certain of these leases contain escalation clauses for increases in real estate taxes and cost of living adjustments based upon the consumer price index. Rent is charged to expense over the entire lease term on a straight-line basis. The cumulative amount charged in excess of the amount paid was $1,330,303 at March 31, 2009 and is included in other accrued expenses in the consolidated statement of financial condition.

[2] The Company is subject to arbitrations in connection with matters which arose during the normal course of its business. It is the opinion of management that it has meritorious defenses to these actions, however, the ultimate outcome of these matters is not presently determinable. The Company believes that these aforementioned actions will result in no material adverse effect on its financial position.

[3] During the year, the Company entered into various employment agreements with certain key employees to ensure the continued dedication of these employees through the date of the Company's integration with the Parent's affiliate. These agreements replaced the original severance letter agreements which specified a certain agreed upon amount to be paid upon termination at any time during a two-year period following a Change of Control, as defined therein. The new agreements specify agreed upon

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

annual compensation as well as payment schedules at various points during their employment in exchange for the original severance agreement terms.

[4] The Company is also a party to three-year employment agreements with the Chief Executive Officer and the Chief Operating Officer. In the event of termination without cause, these agreements commit the Company to pay all remaining and unpaid amounts due upon the execution of a release through May 2010. In addition to these agreements, the Company is also committed under separate employment agreements to pay minimum guaranteed amounts in the event of termination without cause, subject to the execution of a release agreement reasonably satisfactory to the Company. These agreements expire at various dates between May 1, 2010 and October 31, 2011.

[5] The Company currently clears its securities transactions through First Clearing, LLC ("FCC"), a non-bank affiliate of Wachovia Corporation, on a fully disclosed basis pursuant to a clearance agreement. Even though the Company clears its transactions through another broker-dealer, nonperformance by its customers in fulfilling their obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The Company's equity in accounts held by FCC, consisting of securities owned, collateralize the margin amounts due to FCC.

NOTE G - INCOME TAXES

Deferred income tax benefits are provided for the temporary differences that arise between financial statement and income tax reporting principally relating to the employee stock compensation program, deferred compensation plans, depreciation and amortization, and other expenses. As of March 31, 2009, the Company has AMT credit carryforwards of $189,000, which is included in the deferred tax asset of $6,700,000.

On April 1, 2007, the Company adopted FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, clarification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 had no impact in the consolidated financial statements of the Company and the Company has no liabilities for unrecognized tax benefits for the year ended March 31, 2009.

J.B. HANAUER & CO. AND SUBSIDIARY
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

Notes To Consolidated Statement of Financial Condition
March 31, 2009

NOTE H – EMPLOYEE BENEFIT PLANS

An affiliate of the Company's Parent made their defined contribution retirement plan available to the Company's full-time employees. Participants may contribute both on a pretax basis and/or Roth 401(k) basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least 50 years of age may make additional pretax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis. The Plan's year runs from January 1 to December 31.

The Company matches up to a maximum of 6% of eligible pre-tax and/or Roth 401(k) compensation, which is invested at the direction of the participant. Employees must complete one year of service to be eligible to receive this contribution with at least 1,000 hours of service. The Company contribution vests gradually over five years of service. Financial advisors were limited to a total of $1,500 per plan year. Effective February 1, 2009, this Company contribution was suspended for all financial advisors and branch managers.

In addition, the Company may make a discretionary contribution into the RBC Stock Fund, on behalf of eligible employees. The stock contribution is dependent upon the affiliate's performance and is targeted to be 1% of eligible compensation, up to a maximum of $500 per eligible employee. Financial advisors and employees who are eligible to participate in the RBC US Wealth Accumulation Plan are not eligible to receive this discretionary contribution.

NOTE I - DEFERRED COMPENSATION PLANS/RESTRICTED INVESTMENTS

The Company maintains a non-qualified deferred compensation plan for certain key employees that provides the opportunity to defer a portion of their compensation. The Company funded these deferred compensation liabilities by making contributions to a trust. Investments are made in money market and other mutual funds, at the direction of the participants. The employees are fully vested in the trust assets. Since July 2007, contributions to this plan have been suspended. At March 31, 2009, amounts included in Restricted Investments and Deferred Compensation Liability amounted to $4,566,634.

The Company also maintains the J.B. Hanauer & Co. Employee Incentive Plan. This is also a non-qualified plan that provides benefits to key employees who met certain productivity requirements. Contributions were made to a trust, which invested these funds into a money market and a mutual fund. At March 31, 2009, the trust assets amount to $1,432,762 which is included as Restricted Investments and the related liability pursuant to this program amounts to $1,047,697 which is included in Other Accrued Expenses. Each of the awards vests after five years of continuous employment with the Company. In the event of death or disability, these awards vest immediately. Upon retirement, these awards will vest 20% for each completed year of service from the date of grant. Contributions will no longer be made into this plan. Through April 1, 2009, three awards that were granted have vested, the most recent of which was paid on April 1, 2009 in the amount of $500,541.

In addition, an affiliate of the Company maintains a nonqualified deferred compensation plan for key employees called the RBC US Wealth Accumulation Plan ("WAP"). This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC Share Account that tracks the value of the RBC common shares. Certain deferrals may also be eligible for a 25% matching contribution by the Company, up to a maximum of 15% of eligible compensation.

NOTE I - DEFERRED COMPENSATION PLANS/RESTRICTED INVESTMENTS (CONTINUED)

All matching contributions are allocated to the RBC Share Account. The fair value of matching contributions is based on quoted market prices. Other bonuses may also be paid into the plan. Employee deferrals are immediately 100% vested and any matching contributions cliff-vest after five years, starting after the end of the plan year. For the plan year ended December 31, 2008, the Company contributed $503,253 pursuant to this program. Also, in May 2007, certain eligible financial advisors were able to elect participation in the deferred compensation plan in lieu of receiving cash in the form of a term note. This deferral cliff vests on January 1, 2013.

Also, an affiliate of the Company maintains a program for the Company's financial advisors which began on June 1, 2007 and will end upon the full integration of the Company into the affiliate. This Transitional WAP Bonus rewards all eligible financial advisors by investing a bonus ranging from 1.75% to 5.00% of the financial advisors' gross production into the WAP program. The bonus is invested quarterly at the discretion of the employee into the same investments available under the voluntary WAP program. Any WAP bonuses granted in a calendar year will cliff-vest 100% five years after the end of the plan year.

The affiliate also maintains an Omnibus and Functional Unit Plan ("FUP") to make certain awards to select key employees of the Company. The awards consist of deferred share units, the value of which is based on RBC common stock and which cliff vest three years after the date of grant. Approximately 15,630 shares have been granted through March 31, 2009, 15,124 of which vest June 2010 and 506 of which vest November 2010. In addition, the affiliate also maintains a Performance Deferred Share Plan to make certain awards to select key employees. The awards consist of phantom shares, the fair value of which is based on the quoted market price of RBC common shares. Upon vesting, all amounts are paid to employees in cash based on the then market value of the phantom shares.

In connection with these plans that are maintained by the Company's affiliate, the Company records these awards as a liability over the applicable vesting periods and reflects any fluctuation in the market value of those awards in the Company's financial statements as investment gains or losses.

NOTE J – RELATED-PARTY TRANSACTIONS

The Company engages in activities with RBC and RBC affiliates. In the normal course of business, the Company executes securities transactions with affiliated entities.

In addition, the Company has entered into a Services Agreement with RBC Capital Markets Corporation ("RBCCM") whereby they will provide certain services, including the processing, maintenance and support for payroll and benefit plans, general insurance coverage, legal and compliance services and other administrative costs for which the Company is charged a monthly fee. The Company also has a payable to RBCCM in the amount $4,704,363 primarily related to the monthly funding of payroll and benefit activities.

NOTE K - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule promulgated by the Securities and Exchange Commission and has elected to comply with the alternative net capital computation provided in the Rule. This Rule requires the Company to maintain net capital equal to the greater of 2% of aggregate debit balances arising from customer transactions, or $250,000. At March 31, 2009, the Company had net capital of $25,539,173, which exceeded requirements by approximately $25,289,173.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB Assets and segregate certain balances on behalf of the Company, if applicable.

* * * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 27, 2009

J.B. Hanauer & Co. and Subsidiary
4 Gatehall Drive
Parsippany, New Jersey

In planning and performing our audit of the consolidated financial statements of J.B. Hanauer & Co. and Subsidiary (the "Company") as of and for the year ended March 31, 2009 (on which we issued our report dated May 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP